CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”

FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

The entity requesting confidential treatment is:

LAAA Merger Corp.

667 Madison Avenue

New York, NY 10065

Attn: Bill Chen, Chief Executive Officer

(917) 327-9933

345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

October 17, 2022

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman
Kevin Kuhar
Dillon Hagius
Joe McCann

Re:	LAAA Merger Corp.
Amendment No. 1 to Registration Statement on Form S-4 Filed
August 12, 2022
File No. 333-265885

Dear Mr. Wyman:

On behalf of LAAA Merger Corp. (the “Company”), we are hereby responding to the letter, dated August 31, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No.1 to Registration Statement on Form S-4, File No. 333-265885 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R.200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. The Company has also filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to 17 C.F.R. §200.83.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About The Business Combination and the Extraordinary General Meeting
Will I experience dilution as a result of the Business Combination?, page 10.

1.

We note your response to prior comment 6 and re-issue in part. Please revise to explain the potential dilution in the event the Senior and Junior debt conversion rates reset to the $5.50 and $4.50 per share floors, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Amended Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

Proposal No. 2 The Charter Proposals, page 81

2.	We note your revisions in response to prior comment 19. Please amend the cover page to identify Proposals 2B-2I and file the form of proxy card.

Response: In response to the Staff’s comment, the Company has revised the cover page and included the form of proxy card as Exhibit 99.1 to the Amended Registration Statement.

Other Agreements Relating to the Business Combination
 Lock-up Agreement, page 93

3.

We note your revised disclosure on page 24 in response to prior comment 9. Please reconcile your disclosures on pages 24 and 93 so that it clear whether some or all of the ProSomnus stockholders are subject to the lock-up.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Registration Statement as requested.

Proposal No. 3 The Acquisition Merger Proposal
Background of the Business Combination, page 98

4.

We note your response to comment 23 and re-issue in part. Please explain briefly the nature of the three Medical Device Reports ("MDRs") and how Lakeshore considered these reports, including any conclusions reached concerning them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Amended Registration Statement.

Lakeshore's Board of Director's Reasons for Approving the Business Combination, page 100

5.

We note your response to comment 26 and reissue in part. Please disclose the ProSomnus 2024 and 2025 projections that were presented to Lakeshore. In this regard, we note that ProSomnus is a revenue-stage company and the 2024 and 2025 projections cover near term periods. Also explain why Lakeshore's board chose not to consider these projections when determining ProSomnus’ valuation. Also, tell us whether 2024 and 2025 projections were presented to Lakeshore in August 2021 and April 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 102 and 107 of the Amended Registration Statement.

Summary of ProSomnus Financial Analysis, page 104

6.

We acknowledge the expanded information provided in response to comment 28 but continue to have difficulty in understanding the basis for the increase in revenues projected for 2022 and 2023 and your expectations for continued revenue growth in subsequent years. Please provide the following information and revise your presentation accordingly.

•	Separately quantify total sales volumes and average per unit sales price for legacy products and next generation products for each year presented.
•	Explain the differences between gross and net revenues of $3.2 million in 2021, $4.1 million in 2022 and $7.1 million in 2023 as implied by the endmost table on page 107.
•	Expand your description of the selling process on page 177 to explain in greater detail how your sales representatives are expected to generate device sales to sleep dentists, sleep physicians and other providers based on their attendance at AASM, AADSM and other sleep medicine events.

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

•	Quantify expected productivity of your sales representatives and sensitivity of your revenue projections to reasonably likely variations in their productivity in 2022 and 2023.

•	Quantify the degree to which your revenue projections for 2022 and 2023 assume repeat sales from sleep dentists, sleep physicians and other providers..
•	Describe the nature of business activities and operational scale for the typical customer that are expected to qualify for list price discounts in 2022 and 2023.
•	Quantify list price discounts reflected in your revenue projections for 2022 and 2023.
•	Quantify the degree of customer concentration and associated list price discounts for 2022 and 2023 and expected in subsequent years.
•	Describe and quantify the number of intraoral devices that are not expected to properly fit or fail to adequately address the patient's sleep apnea condition as reflected in your projections for 2022 and 2023 and expected in subsequent years.
•	Quantify your provision for warranty exposure reflected in your projections for 2022 and 2023 and expected in subsequent years.
•	As originally requested, separately quantify to the extent possible the impact of each factor listed on page 107 on your projected gross margin for 2022 and 2023.
•	As originally requested, provide information that will facilitate an understanding of reasonably likely changes beyond 2023 in your sale of next generation devices that would materially impact your revenue CAGR, gross margins and other key financial metrics.

Response:

In response to the Staff’s comment, the Company has revised the disclosure regarding ProSomnus’s projections of revenue and gross margin to more clearly and accurately describe the key indicators beginning on page 108 of the Amended Registration Statement.

In addition, the Company has supplementally provided responses to each of the bullets in the Staff’s comment, below.

Separately quantify total sales volumes and average per unit sales price for legacy products and next generation products for each year presented.

The table below quantifies ProSomnus’s total sales volumes and average per unit sales prices for legacy products and next generation products for 2022 and 2023.

	2022				2023
	Sales Volume, % Sales		Average per Unit Sales Price		Sales Volume, % Sales		Average per Unit Sales Price
Next Generation Devices	[***]	%	$	[***]	[***]	%	$	[***]
Legacy Devices	[***]	%	$	[***]	[***]	%	$	[***]
Gross Selling Price	100%		$	[***]	100%		$	[***]

Explain the differences between gross and net revenues of $3.2 million in 2021, $4.1 million in 2022 and $7.1 million in 2023 as implied by the endmost table on page 107.

The table below describes reconciliation between gross product revenue to net revenue for the years 2021, 2022 and 2023. [***]

Gr to Net Rev Walkdown	FY 2021	FY 2022	FY 2023
Gr Prod Revenue	17,272,576	24,600,000	46,500,000
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
Net Revenue	14,074,649	20,495,326	39,307,969
Differences between Gross Product Revenue and Net Revenue	[***]	[***]	[***]

The gap between gross product revenue and net revenue was $3.2 million in 2021. The gap between gross product revenue and net revenue in 2022 and 2023 is projected to be $4.1 million and $7.2 million, respectively.

[***]

Expand your description of the selling process on page 177 to explain in greater detail how your sales representatives are expected to generate device sales to sleep dentists, sleep physicians and other providers based on their attendance at AASM, AADSM and other sleep medicine events.

We have revised the disclosure under the caption “Sales and Marketing” on page 155 of the Amended Registration Statement as requested.

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

Quantify expected productivity of your sales representatives and sensitivity of your revenue projections to reasonably likely variations in their productivity in 2022 and 2023.

We have revised the disclosure on page 108 of the Amended Registration Statement to provide additional information about our sales representatives, as requested.

Quantify the degree to which your revenue projections for 2022 and 2023 assume repeat sales from sleep dentists, sleep physicians and other providers.

We have revised the disclosure on page 109 of the Amended Registration Statement to provide information on repeat sales, as requested.

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

Describe the nature of business activities and operational scale for the typical customer that are expected to qualify for list price discounts in 2022 and 2023.

ProSomnus offers discounts that are largely based upon periodic order volumes. Operational efficiency is the underlying rationale for order volume-based discounts because it is more efficient for ProSomnus to service high-order volume customers. Discounts are a way of sharing these efficiencies with high-volume customers, with the intention that ProSomnus’s discounts may result in lower costs to serve patients.

There are two types of customers that qualify for discounts: independent providers and institution-based providers. Independent providers typically operate in private practice settings and are typically sole practitioners, although ProSomnus estimates that less than 25% have associates. Independent providers typically qualify for a discount level based on their order volume over a specific period. Institution-based providers are typically embedded within larger institutions and include providers embedded in government entities such as US Army bases and Veterans Affairs hospitals, or embedded in hospitals or hospital networks, corporations, or healthcare clinic networks. Institution-based providers also typically qualify for a discount level based on order volumes over a period but may also involve a “request for quotation” or bidding process.

Regardless of customer type and discount qualification process (eg direct volume discount or bidding process), ProSomnus intends to follow the discount structure in the table below for 2022 and 2023:

Annual Order Volume	Discount from List Price
[***]	[***]	%
[***]	[***]	%
[***]	[***]	%
[***]	[***]	%

Quantify list price discounts reflected in your revenue projections for 2022 and 2023.

We have revised the disclosure on page 112 of the Amended Registration Statement to state that the projections for 2022 and 2023 reflect price discounts of less than 15%, consistent with historical amounts. ProSomnus’s price discounts reflected in its revenue projections for 2022 and 2023 is [***]% and [***]% of revenue, respectively. ProSomnus’s actual price discounts on a 2022 year-to-date basis as of June 30, 2022 are approximately [***]% of revenue.

Quantify the degree of customer concentration and associated list price discounts for 2022 and 2023 and expected in subsequent years.

We have revised the disclosure on page 111 of the Amended Registration Statement to clarify that ProSomnus’s management does not believe that customer concentration is material to its discount projections for 2022, 2023 or subsequent years because only one customer accounts for more than 2% of ProSomnus’s revenues on a 2022 year-to-date basis. This customer is the US Department of Defense, which accounts for approximately 5% of revenues, and is projected to account for no more than 5% of revenues in 2022, 2023 and subsequent years. No other customer is projected to account for more than 2% of revenues in 2022, 2023 or in subsequent years.

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

Describe and quantify the number of intraoral devices that are not expected to properly fit or fail to adequately address the patient's sleep apnea condition as reflected in your projections for 2022 and 2023 and expected in subsequent years.

ProSomnus does not make provisions for devices that fail to adequately address the patient’s sleep apnea condition, because such failure is typically attributed to the anatomical conditions of the patient and not the performance or qualify of the device. ProSomnus’s responsibility is to make the device according to the specifications and instructions set forth on the prescription. ProSomnus does make provision for devices that do not properly fit, which is projected to be [***]%, [***]% and [***]% of revenue in 2022, 2023 and subsequent years, respectively.

Quantify your provision for warranty exposure reflected in your projections for 2022 and 2023 and expected in subsequent years.

ProSomnus’s warranty projections for 2022, 2023 and subsequent years is [***]%, [***]% and [***]% of revenue, respectively.

As originally requested, separately quantify to the extent possible the impact of each factor listed on page 107 on your projected gross margin for 2022 and 2023.

We have revised the disclosure on page 109 of the Amended Registration Statement as requested.

Automation, process improvement and sourcing initiatives are the three main drivers of ProSomnus’s projected expansion in gross margin from 2022 to 2023. Automation initiatives, such as automation of ProSomnus’s quality control and packaging systems, are projected to favorably impact direct labor and overhead expenses. Sourcing initiatives, such as configuring ProSomnus’s materials in less expensive formats and leveraging its volume, are projected to favorably impact direct materials expenses. Process optimization initiatives, ranging from enhancing the yield rates from milling robots to improving the performance of ProSomnus’s device design automation software, are projected to favorably impact ProSomnus’s depreciation, overhead, direct labor and material expenses. The table below summarizes the projected impact of manufacturing technology initiatives on the key components of gross margin / cost of goods sold.

Manufacturing Technology Initiatives
Gross Margin Components	Process Optimizations	Automation	Sourcing
Direct Material Costs	✔		✔
Direct Labor Costs	✔	✔
Overhead Costs	✔	✔
Depreciation Costs	✔	✔

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

As originally requested, provide information that will facilitate an understanding of reasonably likely changes beyond 2023 in your sale of next generation devices that would materially impact your revenue CAGR, gross margins and other key financial metrics.

Sales of ProSomnus’s next generation devices are not projected to materially impact its revenue CAGR, gross margins or other key financial metrics beyond 2023 because ProSomnus believes that its next generation device, the ProSomnus EVO, has already achieved a normalized mix of sales volume as of Q2:22. The ProSomnus EVO device accounted for 66% of sales volume in Q2:22. As such, any material impact from the next generation EVO device to ProSomnus’s revenue CAGR, gross margins and other key financial metrics is believed to already be reflected in ProSomnus’s baseline, actual financial results.

ProSomnus believes that any projected changes to revenue CAGR will be largely driven by investments in sales and marketing programs. ProSomnus projects that the expansion of its direct sales team, for example, will be a key driver of future revenue growth. ProSomnus currently has sixteen direct sales representatives, and projects increasing the count of direct sales representatives to between 80 and 90 over the projection period. ProSomnus believes that expansion of the direct sales team is a tried-and-true tactic for growing medical device companies.

ProSomnus believes that changes to gross margin will be largely driven by investments in process improvements, sourcing, and automation. ProSomnus projects that these investments will improve its costs of goods by lowering labor costs, reducing material and consumable costs, improving manufacturing yield rates, and optimizing factor overhead costs.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of
Lakeshore Securities, page 125

7.

We refer to your revised disclosures in response to prior comment 31 and reissue the comment. We note that Loeb & Loeb's opinion, as presented on pages 125 through the middle of page 127, is rendered without regard to PFIC status. We further note that the disclosure at the bottom of page 127 states Lakeshore's belief that Lakeshore likely was and will be a PFIC, but the disclosure does not specify whether Loeb & Loeb agrees or disagrees with this position. To the extent that counsel shares the view concerning PFIC likely status, then Loeb & Loeb should revise and reorder its opinion of the tax consequences to reflect this status and to highlight the tax consequences presented at the bottom of page 127 and top of page 128. In light of the disclosure at the bottom of page 133 and top of page 134, please similarly revise the disclosure in the "Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights"

section.

Response: The determination of PFIC classification is a factual matter reached following a detailed qualitative and quantitative analysis performed by an accounting firm. To our knowledge, such an analysis is not usually performed in the context of a Form S-4 filing. Given that such an analysis is a factual matter, we could not opine on a company’s PFIC status.

In response to the Staff’s comment regarding the tax consequenes of the exercise of redemption rights by U.S. Holders, the Company has revised the disclosure on page 135 of the Amended Registration Statement.

8.

Please revise the first paragraph under the heading and the short-form opinion (Exhibit 8.1) to clarify, as applicable, that counsel's opinion covers the disclosures contained in the following two sections: "Passive Foreign Investment Company Status" (pages 127-130) and "Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights" (pages 132-134).

Response: The determination of PFIC classification is a factual matter reached following a detailed qualitative and quantitative analysis performed by an accounting firm. To our knowledge, such an analysis is not usually performed in the context of a Form S-4 filing. Given that such an analysis is a factual matter, we could not opine on a company’s PFIC status.

In response to the Staff’s comment regarding the tax consequenes of the exercise of redemption rights by U.S. Holders, the Company has revised Exhibit 8.1 and the disclosure on page 135 of the Amended Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

Business of ProSomnus
Clinical Results and Studies, page 147

9.

We note your response to comment 32 and re-issue in part. Ensure that you provide information about each of the studies mentioned on pages 138 and 139, including the number of patients they have enrolled and their findings. For reference, these studies include:

•	“A Multi-Center Preference Study of a Novel Oral Appliance Design and Material” published in Sleep;

•	“Efficacy and Effectiveness of the ProSomnus ® [IA] Sleep Device for the Treatment of Obstructive Sleep Apnea: EFFECTS Study” published in Cureus;

•	“Evaluation of a new oral appliance with objective compliance recording capability: a feasibility study” published in Journal of Dental Sleep Medicine;

•	“Assessment of potential tooth movement and bite changes with a hardacrylic sleep appliance: A 2-year clinical study” published in Journal of Dental Sleep Medicine;

•	“Comparative assessment of changes in pharyngeal airway space in cases of obstructive sleep apnoea with a customized mandibular repositioning appliance — a clinical study” published in Sleep Science.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 141, 142 and 150 of the Amended Registration Statement.

10.

We note your response to comment 33 and re-issue. The clinical trials listed in this section do not appear to total 654 total patients. Please disclose all clinical trials and their results or explain why you do not believe this information is material.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 150 of the Amended Registration Statement.

Going Concern and Management's Plans, page 172

11.

We note your revised disclosures in response to prior comment 36. Please tell us why your disclosure is limited to $7.2 million in proceeds. In this regard, we note your disclosures concerning the $40 million Minimum Cash Condition and the prospective Senior and Junior Debt investments discussed on page 94. As applicable, revise to show the use of proceeds assuming various net cash assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the caption “Going Concern and Management’s Plans” beginning on page 180 of the Amended Registration Statement to clarify the expected cash outflows and that the remaining cash will be held as a cash reserve. The prior version of the table included quarterly details but the updated table has been collapsed to one twelve month column. We are disclosing two scenarios; minimum redemptions and maximum redemption, with the primary categories of use of proceeds 12 months from closing of the merger.

_________________________________________________________

CONFIDENTIAL TREATMENT REQUESTED
BY LAAA MERGER CORP.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or Peter Strand, Esq. at (202) 689-2983 of Nelson Mullins with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Bill Chen

LAAA Merger Corp.

Len Liptak

ProSomnus Holdings, Inc.